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                                                      Filer: ARAMARK Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                      and deemed filed pursuant to Rules 13e-4, 14a-12 and 14d-2 under the Securities Exchange Act of 1934

                                            Subject Company: ARAMARK Corporation
                                                   Commission File No. 333-65228


Text of E-mail Message from Joseph Neubauer to ELC Members


Subject: Stock Offering Update

Many of you have asked about the price per share for our public offering.
Today, we filed with the SEC an amendment to our Registration Statement relating to the public offering responding to the SEC's comments. This amendment included a price range of $21 to $23 a share for the 28 million shares of new class B common stock to be offered. (Note that because the proposed transaction includes a two-for-one stock split with respect to the currently owned class B common stock, this would be the equivalent of $42 to $46 on a comparative basis with currently owned class B common stock.) The proposed price range for the offered shares has been determined by discussions between Goldman, Sachs & Co. and J.P. Morgan Securities Inc., as joint managers of the offering, and the company. Of course, I can't give you assurances that the public offering will go forward, or what its precise timing will be, or that the actual price of the stock we offer will be within the range outlined above.

In addition, I know many of you have questions about your outstanding stock purchase loans. We've had conversations with Wachovia and First Union, and they have expressed their interest in continuing their relationships with our employee shareholders. We understand they will provide each employee borrower with an explanation of their policies shortly. In addition, we understand they will offer a stock purchase financing program for the next exercise period. We expect the banks to work closely with you and us to make this transition as smooth as possible for employee borrowers. In the final analysis, your bank will make the decisions regarding your personal bank loans and shares held as collateral.

With respect to outstanding deferred payment obligations, we believe the current terms will remain in effect. Further, we intend to offer a deferred payment program for the next exercise period and for a rollover next spring.

Thank you for your support during this transition period.

Sincerely,
Joe


A Registration Statement on Form S-1 relating to the shares of class B common stock has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the
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Registration Statement becomes effective. This letter and any press release to be issued after the filing of the first amendment shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Our company and certain other persons described below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include our company's directors and executive officers. A list of the names of our company's directors and executive officers is contained in our joint proxy statement/prospectus contained in a Registration Statement on Form S-4 which may be obtained without charge at the SEC's Internet site (http://www.sec.gov). As of the date of this communication, none of the foregoing participants, other than Mr. Neubauer and certain entities affiliated with Mr. Neubauer, individually beneficially owns in excess of 5% of our company's common stock. Except as disclosed above and in our company's joint proxy statement/prospectus contained in the Registration Statement on Form S-4 and other documents filed with the SEC including Mr. Neubauer's Schedule 13D relating to ARAMARK common stock, to the knowledge of our company, none of the directors or executive officers of our company has any material interest, direct or indirect, by security holdings or otherwise, in the proposed merger.

More detailed information pertaining to our company's proposals will be set forth in appropriate filings that have been and will be made with the SEC including the joint proxy statement/prospectus contained in the Registration Statement on Form S-4 relating to the proposed merger and the Schedule TO relating to the proposed tender offer. Shareholders are urged to read such documents that are or may be filed with the SEC when they are available because they will contain important information. Shareholders will be able to obtain a free copy of any filings containing information about our company, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about our company can also be obtained, without charge, by directing a request to ARAMARK, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107, Attention: Office of the Corporate Secretary.